UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934
Pac-West Telecomm, Inc.
(Exact name of registrant as specified in its charter)

California	68-0383568

(State of incorporation or organization)	(I.R.S. Employer Identification)

1776 W. March Lane, Suite 250, Stockton, California	95027

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒
Securities Act registration statement file number to which this form relates:                (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Share Purchase Rights with respect to Common Stock (par value $0.001 per share)
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered:
     On August 30, 2005, the Board of Directors of Pac-West Telecomm, Inc. (the “Corporation”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share, of the Corporation (the “Common Shares”). The dividend is payable on September 16, 2005 (the “Record Date”) to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (the “Agreement”) between the Corporation and Wachovia Bank, National Association, as rights agent (the “Rights Agent”).
     Each Right entitles the registered holder to purchase from the Corporation one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, of the Corporation (the “Preferred Shares”), at a price of $8.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment.
     In the event that any person or group of affiliated or associated persons acquires beneficial ownership of fifteen percent or more of the outstanding Common Shares (an “Acquiring Person”), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise of each Right that number of Common Shares (or, under certain circumstances, other equivalently valued securities or other assets) having a market value of two times the exercise price of the Right.
     If the Corporation is acquired in a merger or other business combination transaction or fifty percent or more of its consolidated assets or earning power are sold after a person or group becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will be void) will thereafter have the right to receive for each Right that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.
     The “Distribution Date” of the Rights is the earlier of:
     (i) Ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of fifteen percent or more of the outstanding Common Shares; or
     (ii) Ten business days (or such later date as may be determined by action of the Board of Directors of the Corporation prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of fifteen percent or more of the outstanding Common Shares.
     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be evidenced, with respect to the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of these Rights. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being surrendered therewith, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on August 30, 2015 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Corporation, in each case, as described below.
     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to receive a minimum preferential quarterly dividend payment in an amount per share equal to the greater of (i) $1 and (ii) one hundred times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment in an amount per share equal to the greater of (i) $1 (plus all accrued and unpaid dividends and distributions to the date of payment) and (ii) one hundred times the payment made per Common Share. Each Preferred Share will have one hundred votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash and/or other property, the holder of a Preferred Share will be entitled to receive one hundred times the amount received by the holder of a Common Share. These rights are protected against dilution in the event additional Common Shares are issued.

     The value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, approximate the value of one Common Share.
     At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of fifty percent or more of the outstanding Common Shares, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).
     At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Corporation may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”), subject to adjustment. The Redemption Price will be payable in cash, Common Shares (including fractional shares) or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     The terms of the Rights may be amended by the Board of Directors of the Corporation without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or an affiliate or associate thereof).
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.
     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Corporation on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the occurrence of a person or group becoming an Acquiring Person, because until such time the Rights may generally be redeemed by the Corporation at $0.0001 per Right.
     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement attached as Exhibit 2, which is incorporated herein by reference.
Item 2. Exhibits
1	Certificate of Determination of Series A Junior Participating Preferred Stock of Pac-West Telecomm, Inc.

2	Rights Agreement dated as of August 30, 2005 between Pac-West Telecomm, Inc. and Wachovia Bank, National Association, as Rights Agent, including the form of Certificate of Determination of Series A Junior Participating Preferred Stock of Pac-West Telecomm, Inc. attached thereto as Exhibit A, the form of Right Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Pac-West Telecomm, Inc.
Date: August 30, 2005	By:	/s/ Henry R. Carabelli
		Name:	Henry R. Carabelli
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Certificate of Determination of Series A Junior Participating Preferred Stock of Pac-West Telecomm, Inc.

2	Rights Agreement dated as of August 30, 2005 between Pac-West Telecomm, Inc. and Wachovia Bank, National Association, as Rights Agent, including the form of Certificate of Determination of Series A Junior Participating Preferred Stock of Pac-West Telecomm, Inc. attached thereto as Exhibit A, the form of Right Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C.